UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No.   )*

                               Manpower, Inc.
                        ____________________________
                              (Name of Issuer)

                              Common Stock
                       (Title of Class of Securities)

                                 56418H-10-6
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement   X  .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 4 pages

CUSIP NO.  56418H-10-6

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GEICO Corporation
            52-1135801

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) ____
            (b) ____

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


      NUMBER OF         5.    SOLE VOTING POWER
      SHARES                        - 0 -
      BENEFICIALLY
      OWNED BY          6.    SHARED VOTING POWER
      EACH                          4,395,800
      REPORTING
      PERSON            7.    SOLE DISPOSITIVE POWER
      WITH                          - 0 -

                        8.    SHARED DISPOSITIVE POWER
                                    4,395,800

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,395,800

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.97%

12.   TYPE OF REPORTING PERSON*

            HC, IC



*SEE INSTRUCTION BEFORE FILLING OUT

                              Page 2 of 4 pages
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

Item 1.  (a)  Name of Issuer:                   Manpower, Inc.

         (b)  Address of Issuer's Principal     5301 N. Ironwood Road
              Executive Offices:                Milwaukee, Wisconsin 53217

Item 2.  (a)  Name of Person Filing:            GEICO Corporation

         (b)  Address of Principal              GEICO Plaza
              Business Office:                  Washington, D.C. 20076

         (c)  Citizenship:                      Delaware

         (d)  Title of Class of                 Common Stock
              Securities:

         (e)  CUSIP No.:                        56418H-10-6

Item 3.       The person filing is a:           Parent Holding Company

Item 4.       Ownership*

         (a)  Amount Beneficially owned:        4,395,800 Shares

         (b)  Percent of Class:  5.97%

         (c)  Number of       (i)   Sole power to vote or to
              shares as             direct the vote:               - 0 -
              to which
              such person    (ii)   Shared power to vote or to
              has:                  direct the vote:              4,395,800

                            (iii)   Sole power to dispose or to
                                    direct the disposition of:     - 0 -

                             (IV)   Shared power to dispose or to
                                    direct the disposition of:    4,395,800














* The number of shares beneficially owned and the percentage ownership are as of December 31, 1993.


                              Page 3 or 4 pages


Item 5.     Ownership of 5 Percent or Less of a Class:                  N/A

Item 6.     Ownership of More than 5 Percent on Behalf of               N/A
            Another Person:

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

                  Government Employees Insurance Company
                  ("GEICO), an Insurance Company which is
                  a wholly-owned subsidiary of GEICO
                  Corporation, directly owns all of the
                  shares of Manpower, Inc. Common Stock
                  noted in Item 4 above.

Item 8.     Identification and Classification of Members of
            the Group:                                                  N/A

Item 9.     Notice of Dissolution of Group:                             N/A

Item 10.    Certification.

                  By signing below I certify that, to the best
            of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  Signature.

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                              GEICO Corporation



                              By: /s/ Charles R. Davies
                                          Charles R. Davies
                                          Vice President and
                                          General Counsel


Date: February 14, 1994             Charles R. Davies, Vice President and
                                    General Counsel


                              Page 4 of 4 pages